SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2008

Scopus Video Networks Ltd.
(Translation of registrant’s name into English)

10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of Scopus’ press release, dated May 5, 2008, announcing first quarter 2008 results.

The press release contains non-GAAP financial measures. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to regulations promulgated by the Securities and Exchange Commission, the Company has provided reconciliations within the press release of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

The pro-forma results provided in the press release exclude the cost of options. Due to recent changes in US GAAP regulations, in accordance with FAS123R guidelines, from the first quarter of 2006 and onwards, we have been implementing and recording options expenses as part of our P&L, management believes that the presentation of the pro forma information provides investors with a better understanding of Scopus’ financial results going forward and assists investors in comparing Scopus’ historical, current and future expected results.

This Form 6-K is hereby incorporated by reference into Scopus Video Networks Ltd.‘s, Registration Statement on Form S-8 (Registration No. 333-133995) and into Scopus Video Networks Ltd.‘s registration statement on Form F-3, filed with the Securities and Exchange Commission on October 16, 2007 (File No. 333-146745).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD. (Registrant) By: /s/ Yaron Simler —————————————— Yaron Simler Chief Executive Officer

By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg Chief Financial Officer

Date: May 5, 2008

SCOPUS ANNOUNCES FIRST QUARTER 2008 RESULTS

Revenue of $16.4 million, 34% increase over the first quarter of 2007

TEL – AVIV, May 5, 2008 – Scopus Video Networks Ltd. (NASDAQ: SCOP), a provider of digital video networking products, today announced its results for the first quarter of 2008, ending March 31, 2008.

First Quarter Highlights:

—	Revenue reached a first quarter record of $16.4 million, a 34% increase over the first quarter of 2007

—	Net income of $0.3 million on a non-GAAP basis (excluding the cost of options)

—	Net loss of $1 thousand on a GAAP basis

—	Positive operating cash flow of $0.9 million in the quarter

—	Continued improvement in business fundamentals

First Quarter 2008 Results Summary

Revenue for the first quarter totaled $16.4 million, a 34% increase from the $12.3 million reported in the first quarter of 2007. The breakdown of revenue by region was 52% in EMEA, 20% in Asia and Pacific Rim and 28% in North and Latin America.

Gross profit for the first quarter of 2008 was $8.0 million compared with $6.1 million in the first quarter 2007. Gross profit as a percentage of revenues was 48.7%, compared with 49.6% in the first quarter of 2007.

Pro-forma net income for the first quarter of 2008, which excludes expenses related to stock based compensation was $310 thousand, or $0.02 per diluted share, compared to a net loss of $730 thousand, or $0.05 per basic share, in the first quarter of 2007.

Net loss on a GAAP basis for the first quarter of 2008 was $1 thousand, or $0.00 per share, compared with a net loss of $1.2 million, or $0.09 per share in the first quarter of 2007.

The Company ended the first quarter of 2008 with net cash, cash equivalents and short-term securities of $35.8 million, compared with $35.5 million as of December 31, 2007. The Company generated a positive operating cash flow of $897 thousand during the quarter.

“We had a fantastic start to 2008. I am excited by our continued progress and financial results, which topped our expectations in all parameters: revenue, margins, positive operating and net income, and strong cash flow,” commented Dr. Yaron Simler, CEO of Scopus. “Our continued focus on our systems’ offering has improved our traction in the market for our newly released products and systems. This, coupled with our solid execution across the board, has been instrumental in enabling us to maintain our positive momentum. At the same time, we believe we are well positioned to benefit from additional opportunities derived from the emerging trends of our industry .”

The press release contains non-GAAP financial measures. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to regulations promulgated by the Securities and Exchange Commission, the Company has provided reconciliations within the press release of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

The pro-forma results provided in the press release exclude the cost of options. Due to recent changes in US GAAP regulations, in accordance with FAS123R guidelines, from the first quarter of 2006 and onwards, we have been implementing and recording options expenses as part of our P&L, management believes that the presentation of the pro forma information provides investors with a better understanding of Scopus’ financial results going forward and assists investors in comparing Scopus’ historical, current and future expected results.

Conference Call Details

The Company will also be hosting a conference call later today, May 5th, 2008 at 1:00pm ET (10:00am Pacific Time, 6:00pm UK Time, 8:00pm Israel Time). On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers:

US Dial-in Number:	1 866 652 8972
International Dial-in Number:	+972 3 918 0691

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Scopus’ website, at: www.scopus.net

About Scopus Video Networks

Scopus Video Networks (NASDAQ:SCOP) develops, markets and supports digital video networking solutions that enable network operators to offer advanced video services to their subscribers. Scopus’ solutions support digital television, HDTV, live event coverage and content distribution.

Scopus comprehensive digital video networking solutions offer intelligent video gateways, encoders, decoders and network management platforms. Scopus’ solutions are designed to allow network operators to increase service revenues, improve customer retention and minimize capital and operating expenses.

Scopus’ customers include satellite, cable and terrestrial operators, broadcasters and telecom service providers. Scopus’ products are used by hundreds of network operators worldwide.

For more information visit: www.scopus.net

Company Contact:	Investor Relations Contact
Moshe Eisenberg	Ehud Helft / Kenny Green
Chief Financial Officer	GK Investor Relations
Tel: +972-3-900 7100	Tel: (US) 1 646 201 9246
Moshee@scopus.net	info@gkir.com

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the video-over-IP in particular and the ability to successfully demonstrate to service providers integrated solutions, general economic conditions and other risk factors. Scopus does not undertake any obligation to update forward-looking statements made herein.

** Tables to follow **

SCOPUS VIDEO NETWORKS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Dollars in thousands, except share and per share data)

	Three months ended March 31,		Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 7
	(Unaudited)

Revenues	$16,426	$12,255	$57,477
Cost of revenues	8,425	6,172	29,901

Gross profit	8,001	6,083	27,576
Research and development expenses, net of grants from the OCS	3,291	2,485	10,675
Sales and marketing expenses	3,782	3,953	15,601
General and administrative expenses	1,142	1,192	5,692

Operating loss	(214)	(1,547)	(4,392)
Financing income, net	214	359	1,673

Loss before income taxes	0	(1,188)	(2,719)
Income tax expense	(1)	(13)	(58)

Net loss	(1)	(1,201)	(2,777)

Basic and diluted net loss per ordinary share	(0.00)	(0.09)	(0.20)

Weighted average number of ordinary shares outstanding
used in basic and diluted loss per ordinary share calculation	13,939,415	13,394,766	13,595,346

SCOPUS VIDEO NETWORKS
CONDENSED CONSOLIDATED BALANCE SHEET
(Dollars in thousands)

	March 31,		December 31,
	2008	2007	2007
	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$30,064	$23,467	$23,090
Short-term deposits	-	6,509	7,227
Trading securities	5,717	-	5,230
Trade accounts receivable (net of allowance for doubtful
accounts of $139 and $442 and $152 respectively)	13,386	10,247	12,409
Inventories	7,545	11,427	7,774
Other receivables and current assets	2,062	1,699	2,151

Total current assets	58,774	53,349	57,881

Fixed assets, net	3,913	2,998	3,453

Deposits in general severance fund	237	215	230

Other assets	114	71	105

TOTAL ASSETS	$63,038	$56,633	$61,669

LIABILITIES AND
SHAREHOLDERS EQUITY
CURRENT LIABILITIES:
Trade accounts payable	$7,062	$5,448	$6,221
Other payables and current liabilities	11,095	8,386	11,184

Total current liabilities	18,157	13,834	17,405

Liabilities for vacation and severance pay	2,095	1,762	1,945

SHAREHOLDERS' EQUITY:
Ordinary shares	4,523	4,352	4,517
Additional paid-in capital	77,790	74,807	77,428
Other comprehensive income	172	-	72
Accumulated deficit	(39,699)	(38,122)	(39,698)

TOTAL SHAREHOLDERS' EQUITY	42,786	41,037	42,319

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	$63,038	$56,633	$61,669

Corporate Office	Americas
Scopus Video Networks Ltd.	Scopus Video Networks Inc.
10 Ha'amal St, Park-Afek, Rosh-Ha'ayin 48092, Israel	3 Independence Way, Princeton, New-Jersey 08540
Tel: + 972-3-9007777, Fax: + 972-3-9007888	Tel: (609) 987-8090, Fax: (609) 987-8095
E-mail: info@scopus.net www.scopus.net	E-mail: info@scopususa.com www.scopususa.com